UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

    CMS Bancorp, Inc.

(Name of issuer)

    Common Stock, par value $0.01 per share

(Title of class of securities)

    12600U102

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12600U102	Page 1 of 4 Pages

(1)	Names of reporting persons Employee Stock Ownership Plan of CMS Bancorp, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Employee Benefit Plan of Federally-chartered Savings Bank
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 147,972
(7) Sole dispositive power 0
(8) Shared dispositive power 164,413
(9)	Aggregate amount beneficially owned by each reporting person 164,413
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 8.8%
(12)	Type of reporting person (see instructions) EP

CUSIP No. 12600U102	Page 2 of 4 Pages

Item 1.	(a)	The name of the Issuer is CMS Bancorp, Inc.

	(b)	The address of the Issuer’s principal executive offices is:

123 Main Street White Plains, New York 10601

Item 2.	(a)	Employee Stock Ownership Plan of CMS Bancorp, Inc. (the “Reporting Person”)

	(b)	Principal Business Address is:

123 Main Street White Plains, New York 10601

	(c)	Employee Benefit Plan of Federally-chartered Savings Bank

	(d)	Common Stock, par value $0.01 per share.

	(e)	CUSIP No.:

12600U102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

	(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 12600U102	Page 3 of 4 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

164,413

(b) Percent of class:

8.8.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

147,972.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

164,413.

The Employee Stock Ownership Plan of CMS Bancorp, Inc. (the “ESOP”) is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The ESOP’s assets are held in trust by First Bankers Trust Services, Inc., as plan trustee (the “Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of CMS Bancorp common stock held by the Plan Trustee as of December 31, 2009. As of December 31, 2009, 16,441 shares of CMS Bancorp common stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 147,972 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of CMS Bancorp common stock allocated to their individual accounts. The ESOP, through the Plan Trustee, has shared voting power over unallocated CMS Bancorp common stock. Any unallocated CMS Bancorp common stock is generally required to be voted by the Plan Trustee in the same proportion as CMS Bancorp common stock which has been allocated to Participants is directed to be voted. The ESOP, through the Plan Trustee shares dispositive power over all unallocated CMS Bancorp common stock held by the ESOP. The ESOP, acting through the Plan Trustee shares dispositive power over allocated CMS Bancorp common stock with participating employees and their beneficiaries, who have the right to determine whether CMS Bancorp common stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated CMS Bancorp common stock is generally required to be tendered by the Plan Trustee in the same proportion as CMS Bancorp common stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of CMS Bancorp common stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The ESOP disclaims voting power with respect to such allocated CMS Bancorp common stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

This item is not applicable.

Item 6.	Ownership of more than 5 Percent on behalf of another person.

This item is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This item is not applicable.

Item 8.	Identification and Classification of Members of the Group

This item is not applicable.

Item 9.	Notice of Dissolution of Group.

This item is not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12600U102	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2009

First Bankers Trust Services, Inc. as Trustee of Employee Stock Ownership Plan of CMS Bancorp, Inc.

By:	/s/ Linda Shultz
Name:	Linda Shultz
Title:	Trust Officer